SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 28, 2018

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 27, 2018 regarding “Ericsson announces changes to Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President
Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Chief Marketing and Communications Officer

Date: March 28, 2018

PRESS RELEASE March 27, 2018

Ericsson announces changes to Executive Team

•	Xavier Dedullen is appointed Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs & Compliance, and member of Ericsson’s Executive Team, effective April 1, 2018

•	Erik Ekudden, Chief Technology Officer, is appointed Senior Vice President, Chief Technology Officer and member of Ericsson’s Executive Team, effective April 1, 2018

•	Nina Macpherson, Senior Vice President, Chief Legal Officer and Head of Group Function Legal Affairs, will retire on March 31, 2018

Ericsson (NASDAQ: ERIC) has appointed Xavier Dedullen Senior Vice President, Chief Legal Officer and Head of Legal Affairs & Compliance, effective April 1, 2018. Effective the same date he will take a place in the Ericsson Executive Team.

Dedullen has had an extensive international career across several companies and industries, including the communications services industry. Xavier Dedullen comes from LafargeHolcim based in Switzerland, where he held the position as Group General Counsel and Chief Compliance Officer.

Börje Ekholm, President and CEO, says: “I am very pleased to welcome Xavier Dedullen to the Executive Team. He adds valuable knowledge and experience and will bring continued strong leadership as our new Chief Legal Officer.”

Xavier Dedullen says: “I am excited to join Ericsson, a technology company that has a unique position and is a key driver in the global mobile communications industry. I look forward to helping transform the business for the future.”

In addition, Erik Ekudden, Chief Technology Officer, has been appointed Senior Vice President, Chief Technology Officer and member of Ericsson’s Executive Team, reporting to Börje Ekholm, effective April 1, 2018.

Ekholm continues: “Erik Ekudden leads our technology strategy, a key enabler for our customers’ success as we are on the brink of the next big technology shift lead by 5G and IoT. Erik will bring important perspectives to the Executive Team and I am pleased to have him come on board.”

Chief Legal Officer Nina Macpherson has led the company’s global legal affairs function and been part of the Ericsson Executive Team since January 1, 2011. After a distinguished career she is leaving the company to retire.

1 (2)

PRESS RELEASE March 27, 2018

Börje Ekholm, says: “I want to thank Nina for her contributions to Ericsson. During her 22 years with the company, whereof the last seven as Chief Legal Officer, Nina together with her team, has played an important part in supporting the business through a period of rapid industry change.”

NOTES TO EDITORS

For media kits, backgrounders, and high-resolution photos, please visit www.ericsson.com/press

FOLLOW US:

www.twitter.com/ericsson

www.facebook.com/ericsson

www.linkedin.com/company/ericsson

www.youtube.com/ericsson

Subscribe to Ericsson press releases here.

MORE INFORMATION AT:

News Center

media.relations@ericsson.com

(+46 10 719 69 92)

investor.relations@ericsson.com

(+46 10 719 00 00)

ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency, and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

2 (2)